September 3, 2015

VIA FEDERAL EXPRESS AND EDGAR

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:    Graphic Packaging Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed on February 5, 2015
File No. 001-33988

Dear Mr. Hiller:

As discussed with John Cannarella on September 2, 2015, Graphic Packaging Holding Company has requested an extension until September 30, 2015 to respond to the comments set forth in the Staff’s letter dated August 28, 2015 in connection with the filing referenced above.

If you have any questions regarding this extension request, please contact me at (770) 240-8544, Debbie Frank at (770) 240-9097 or Laura Lynn Church at (770) 240-7931.

Very truly yours,

/s/ Stephen R. Scherger

Stephen R. Scherger
Senior Vice President
and Chief Financial Officer